SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

5 June 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park

Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2007

London, UK, Brentwood, TN, 5 June 2007 - Protherics PLC, (“Protherics” or the “Company”), the biopharmaceutical company focused on critical care and cancer, today announces its preliminary results for the 12 months ended 31 March 2007.

Financial Highlights (for the 12 months to 31 March 2007)

•	Revenues increased to £31.1 million (2006: £17.7 million) with higher CytoFab™, CroFab™ and Voraxaze™ revenues, offset by reduced DigiFab™ shipments to our US distributor

•	Gross profit increased to £19.8 million (2006: £6.4 million including exceptional costs of £1.4 million) on CytoFab™ milestone and increased CroFab™ volumes

•	Research & Development (“R&D”) increased to £14.0 million (2006: £6.7 million) mainly due to increased investment in CytoFab™ and Voraxaze™

•

General & Administrative (“G&A”) expenses were £10.2 million (2006: £9.2 million) reflecting the increasing scale of the business, offset by benefits on foreign exchange positions and reduced share option charges

•	Loss before tax £3.6 million (2006: £9.6 million), slightly less than market expectations

•

Strong cash position at end of period of £40.0 million (2006: £25.4 million) following fundraising in January 2007, and excluding a £10.0 million milestone payment from AstraZeneca received after the financial year end.

Operational Highlights

•

Pipeline expanded and diversified through agreements with Glenveigh Pharmaceuticals LLP (“Glenveigh”) and Advanced In Vitro Technologies S.A. (“Advancell”), and the acquisition of MacroMed Inc. (“MacroMed”), financed by a £38.2 million equity fundraising in January 2006

•	Integration of MacroMed completed and solid progress made with three new programmes:

-	OncoGel™: phase 1/2 brain cancer study initiated in US and positive results reported in phase 2a study in oesophageal cancer

-	Digoxin Immune Fab: phase 2b pre-eclampsia study progressing well following positive interim safety assessment and expected to report in first half of 2008

-	Acadesine: proof of concept phase 1/2 study to start in second half of 2007

•	CytoFab™:

-	£10.0 million milestone payment from AstraZeneca for the successful development of a large scale CytoFab™ manufacturing process

-	AstraZeneca to expand global clinical development programme for CytoFab™ in severe sepsis following positive discussions with regulatory agencies

•	Voraxaze™:

-	Fast Track Designation granted by the Food and Drug Administration (“FDA”)

-	Biologicals Licensing Application (“BLA”) to be resubmitted in the US under a rolling submission starting in early 2008

-	FDA approval to charge for compassionate use supply in the US to help recover costs

-	Marketing Authorisation Application (“MAA”) withdrawn in EU

-	Clinical programme initiated to support the repeated planned use of Voraxaze™

•	Significant progress made with other development programmes.

Commenting on the results, Stuart Wallis, Chairman, said:

“This has been a year of good progress for Protherics as we expanded and diversified our portfolio of products. We expect to have nine clinical studies ongoing over the next 12 months and we see the data from these programmes as our biggest opportunity to deliver shareholder value in the near to mid term. With a strong cash position, a healthy pipeline and considerable activity across the business, we have good reason to look forward with confidence.”

| Ends |

A presentation and conference call for analysts will be held today at 9.30 am UK time. Please call Mo Noonan on +44 (0)20 7269 7116 in the UK or Maxine Stephenson on 212-850-5752 in the US for further details.

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950 +44 (0) 7919 480510

Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics	+44(0) 20 7831 3113
London: David Yates/Ben Atwell	+1 212 850 5600
New York: Jonathan Birt/John Capodanno

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million ($340 million) licensing deal with AstraZeneca in December 2005. An additional, expanded phase 2 programme is planned to start in the second half of 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in early 2008.

Protherics has a strong cash position, having completed a £38 million equity fundraising in January 2007 and received a £10 million milestone payment from AstraZeneca in April 2007.

With headquarters in London, the Company has approximately 270 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to future growth, product development and clinical studies, receipt of milestone payments, product sales and regulatory approval of Protherics’ products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company’s products, the timing and receipt of regulatory approvals, the progression and results of clinical studies, the successful integration of acquired businesses and intellectual property, and other factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

PRELIMINARY STATEMENT

Overview

Our financial year ended 31 March 2007 was a year of increased activity and expansion. We completed three corporate transactions to expand our development pipeline, adding a second potential blockbuster to our critical care pipeline, alongside CytoFab™, while doubling the size of our cancer portfolio. With the integration of MacroMed now complete, we are making excellent progress with the development of OncoGel™ in two lead indications, and also with the two in-licensed programmes, Digoxin Immune Fab in pre-eclampsia and acadesine in B-cell chronic lymphocytic leukaemia (“B-CLL”). To support the expanded business, we completed a £38.2 million (gross) equity fundraising and reported £40.0 million in cash at the year end, the strongest cash position in the Company’s history.

Internally, we have focused on scaling up the CytoFab™ manufacturing process and delivered, on schedule, our first commercial scale batches of CytoFab™ to AstraZeneca. This triggered the recognition in the last financial year of a £10 million milestone from AstraZeneca, which was received in April 2007. We are also working alongside AstraZeneca to align our manufacturing strategy with their clinical development plan, and we look forward to patient enrolment in their expanded phase 2 programme in the second half of 2007.

We are also making progress with the rest of our pipeline and aim to have nine clinical studies recruiting patients over the next 12 months. Despite unexpected regulatory issues with Voraxaze™, we are encouraged by recent discussions with the FDA and remain convinced of the need for this life saving product, which underpins our sales and marketing ambitions in cancer.

The performance of our two marketed critical care products, CroFab™ and DigiFab™ remains strong. CroFab™ is used increasingly for the treatment of pit viper bites in the US and we expect this growth to continue in the current financial year. DigiFab™ is now the clear market leader in the US digoxin overdose market with more than 70% market share. In Europe, we reached an agreement with Roche to replace their product, Digitalis Antidot® with DigiFab™ once marketing approvals have been granted in the necessary countries.

R & D pipeline update

New programmes

We have made excellent progress with the clinical development of OncoGel™ following the acquisition of MacroMed. OncoGel™ is a novel, proprietary formulation of paclitaxel for localised cancer therapy, which is designed to achieve high concentrations of the cytotoxic drug at the tumour site for up to six weeks. We recently announced encouraging preliminary results of the phase 2a study in oesophageal cancer and we plan to start a phase 2b study in this indication in the second half of 2007. We previously announced the start of a phase 1/2 study in primary brain cancer which is expected to report in the second half of 2008.

The in-licensing of intellectual property from Glenveigh to use Digoxin Immune Fab in pre-eclampsia provides Protherics with another major market opportunity. Pre-eclampsia is a potentially life threatening condition of pregnancy, which often requires the early delivery of the baby to resolve symptoms and avoid possible death of the mother. This can, in turn, necessitate lengthy and costly neonatal intensive care for the baby. There are currently no approved products that specifically treat this condition and there are very few in development.

We have made good progress with the phase 2b pre-eclampsia study initiated by Glenveigh. We can report today that the Data Safety Monitoring Board for the phase 2b pre-eclampsia study has allowed patient recruitment to continue following an interim review of the available safety data. Protherics has now recruited 34 of the 50 patients planned and we expect to report the results of this study in the first half of 2008. If the data are positive, we intend to hold discussions with potential partners for the programme and determine whether we continue development in this indication with Digibind® or our DigiFab™ product.

Following the in-licensing and co-development deal with Advancell for the use of acadesine in B-CLL, we can report that, with guidance from our Clinical Advisory Board, a protocol for a combined single and repeat dose phase 1/2 clinical study has been developed. The study is planned to start in the second half of 2007 and we expect an early indication of proof of concept for acadesine from this open-label study in the first half of 2008.

CytoFab™ - for sepsis resulting from uncontrolled infection

CytoFab™ is an anti-TNF-alpha polyclonal Fab product for the treatment of sepsis and other TNF-mediated diseases which has been out-licensed to AstraZeneca. In November 2006, following consultations with regulators in the US and EU, AstraZeneca announced its intention to expand the clinical development plan for CytoFab™ in severe sepsis, with the addition of a 480 patient phase 2 programme. Data from the phase 2 study will be used to estimate the number of patients required in the phase 3 study, and to confirm the appropriate dose, as well as provide further supporting efficacy and safety data. The phase 2 programme will start in the second half of 2007 and is expected to last up to 21 months. On completion, AstraZeneca intends to initiate a single phase 3 study in the US, Europe and Japan.

Protherics has successfully scaled up the CytoFab™ manufacturing process to a 600 litre batch size which triggered a £10 million milestone payment from AstraZeneca in March 2007 (received in April 2007). We have now also successfully scaled up the process to the full 3000 litre commercial batch size. Under the licensing agreement, Protherics may receive up to a further £161 million in milestone payments, in addition to a 20% royalty on global net product sales of CytoFab™ and manufacturing related supply payments.

CytoFab™ revenues of £12.2 million were recognised in the year ended 31 March 2007.

Voraxaze™ - for the control of high dose methotrexate therapy in cancer

Voraxaze™ (glucarpidase) contains an enzyme that rapidly breaks down methotrexate (“MTX”), a widely used anti-cancer agent. It has been developed to prevent or reduce the serious toxicity that can result when patients receiving high doses of MTX (“HDMTX”) for the treatment of cancer develop renal damage and then have difficulty eliminating MTX from the body.

On 15 September 2006, we submitted a Biological License Application (“BLA”) for Voraxaze™ to the FDA in the US. This application was withdrawn on 7 November 2006 following a request for additional manufacturing-related information. Following positive discussions with the FDA, Protherics has agreed the additional manufacturing and stability data required and work is now underway to generate the necessary data.

Discussions were also held with the FDA regarding the interaction of Voraxaze™ with leucovorin, the standard supportive therapy given with high dose MTX therapy. The FDA has asked Protherics to undertake a 12 patient study to support a label claim regarding the dosing of leucovorin following administration of Voraxaze™ to address this interaction.

The FDA has granted Voraxaze™ a Fast Track Designation for the rapid and sustained reduction in toxic MTX levels in patients with impaired renal function. The FDA has also agreed to Protherics resubmitting its application as a rolling submission, starting in early 2008. This will enable the FDA to review sections of the application whilst Protherics collects the additional manufacturing and clinical data. The Company is seeking a Priority Review, which would reduce the time for the BLA review to 6 months from 10 months from submission of the final part of the application. If granted, Voraxaze™ could be approved in the US towards the end of 2009.

The FDA has also granted Protherics permission to supply Voraxaze™ in the US on a compassionate use basis under a Treatment Protocol, prior to marketing authorisation being granted, and has agreed that Protherics may charge for its supply, providing for recovery of some of the costs associated with the development and supply of Voraxaze™. We expect modest revenues from this cost recovery programme which is expected to continue until the approval of a BLA in the US. Protherics has commenced the supply of Voraxaze™ in the US using AAIPharma Inc as its distributor. Voraxaze™ was previously available for compassionate use in the US through the National Cancer Institute (“NCI”).

A Marketing Authorisation Application (“MAA”) for the use of Voraxaze™ as an intervention treatment, for patients experiencing or at risk of MTX toxicity from delayed elimination, was submitted in the EU in July 2005. The EMEA requested additional manufacturing data, similar to that requested by the FDA, and further data regarding the interaction between Voraxaze™ and leucovorin. As these data could not be provided within the timeframe available under the Centralised Procedure the MAA was withdrawn on 21 May 2007. The Company will consider resubmitting an MAA application if the 12 patient leucovorin dosage regimen study requested by the FDA is acceptable to the EMEA to address the clinical relevance of the leucovorin interaction issue.

Protherics will continue to supply Voraxaze™ in Europe on a named patient basis for intervention use in patients at risk of severe or life-threatening methotrexate toxicity due to delayed elimination of MTX following high dose MTX therapy.

Two pilot studies to investigate the planned repeated use of Voraxaze™ have been initiated and if successful, the data from these studies will be used to develop a planned use clinical programme to expand the indications for Voraxaze™ into the potentially much larger planned repeated use market.

Voraxaze™ is now available in both the US and Europe on a compassionate use basis. In Europe, revenues for the year were £1.4 million, compared to £0.8 million in the previous year.

ProlarixTM - targeted therapy for liver cancer and other selected solid tumours

Prolarix™ is comprised of a small molecule prodrug, tretazicar, which is converted to a highly cytotoxic agent when administered with a cosubstrate, caricotamide. The conversion is produced by an endogenous enzyme, NQO2, which has elevated activity in certain tumour types.

A phase 1 study of Prolarix™ is being run under the auspices of Cancer Research UK (CRUK) and 23 patients have been treated to date. One patient had stable disease after receiving a relatively low dose of Prolarix™ and received all six cycles of treatment. The dose of tretazicar has been escalated several times but the maximum tolerated dose (MTD) has not yet been reached. Further data should be available before the end of the year, with the study now expected to report in the first half of 2008.

The manufacture of tretazicar and caricotamide has been scaled up successfully and a non-clinical programme has been initiated to support a phase 2 study in primary liver cancer which is scheduled to start in the first half of 2008.

Angiotensin Therapeutic Vaccine - management of high blood pressure

Protherics’ Angiotensin Therapeutic Vaccine (ATV) is a vaccine designed to induce endogenous antibodies to angiotensin, one of the key hormones involved in the regulation of blood pressure. Encouraging non-clinical and clinical results suggest that the binding of antibodies to angiotensin may be able to produce a clinically significant reduction in blood pressure in hypertensive patients.

A new formulation of ATV containing a novel adjuvant, CoVaccine HT, acquired from CoVaccine BV in June 2006, has produced up to a 10-fold improvement in antibody response in non-clinical studies. Protherics has completed the non-clinical safety testing of the CoVaccine HT adjuvant, required to support phase 2 development, and manufacturing scale up for the adjuvant and formulation development for the vaccine are ongoing.

Protherics is planning to start a phase 2a study with the new formulation in early 2008. The goal of this study will be to confirm that the new formulation increases levels of anti-angiotensin antibodies in hypertensive patients and to establish whether this results in a reduction in blood pressure.

The market for the treatment of high blood pressure is estimated to be in excess of US$30 billion per annum, and with positive phase 2a data, our ATV could provide another major out-licensing opportunity for Protherics. Additionally, our adjuvant is attracting considerable interest from several possible partners for other programmes.

Marketed Products

CroFab™ - pit viper antivenom

CroFab™ is a polyclonal Fab for the management of crotalid (pit viper) envenomations. It is currently the only product marketed for these bites in the US, where there are around 8000 pit viper bites reported each year. We believe that CroFab™ has captured around half of a potential US$70-80 million market opportunity, and net revenues in the US are shared equally with our distributor, Fougera.

CroFab™ sales were £14.1 million in the year compared to £11.5 million in the previous year. This increase was achieved despite a weaker US dollar. The corresponding sales in US dollars were $26.9 million against $20.4 million in the prior year, a 32% increase.

DigiFab™ - treatment for digoxin overdose

DigiFab™ is a polyclonal Fab for the treatment of toxicity due to digoxin overdose and is now the market leader in this indication in the US. The market is estimated to be worth approximately US$25 million per annum. Fougera’s sales continue to increase. However, as previously reported, Fougera has reduced its orders from us to better align its stock holding with sales. As a result, our revenues declined to £2.7 million in the year, from £3.8 million. In US dollars, sales declined to $5.1 million from $6.7 million, a decrease of 24%. We believe that Fougera has now worked through much of its excess inventory and it has increased its orders for the current financial year.

The European market can provide a further opportunity to grow DigiFab™ sales and Protherics anticipates receiving marketing approval in the UK in the second half of 2007, with subsequent approvals in Europe over the following six to twelve months. We announced an agreement with Roche Pharmaceuticals to replace its niche digoxin antidote product, Digitalis Antidot® with DigiFab™ in those countries where it is currently available. DigiFab™ will be marketed via our licensee Beacon Pharmaceuticals in most mainland European countries, and by Protherics in certain other countries. In the meantime, we are making DigiFab™ available in some EU countries on a named patient basis.

Operations

We are proud to have achieved the successful scale up of the CytoFab™ manufacturing process, which utlilises some of the largest chromatography columns of their kind in the world. This work at our facility in Wales has, however, necessitated the rescheduling of the manufacture of FDA qualification batches of CroFab™ using our new process and we now expect approval of the revised CroFab™ process in the US in 2009.

The integration of MacroMed is now complete and we expect to have completed construction of our new manufacturing facility in Salt Lake City in the third quarter of 2007. We aim to have Good Manufacturing Practice (“GMP”) material available from the new facility using the commercial process for use in the OncoGel™ phase 3 study in oesophageal cancer. Following the acquisition of MacroMed, and the hiring of additional staff to support our expanded activities, headcount has increased from 213 in April 2006 to 271 in March 2007.

Financial Review

Results for the year to 31 March 2007 show a step change compared to the prior year. Revenues increased to £31.1 million from £17.7 million and although, as expected, operating expenses also increased significantly, we were able to deliver a much reduced loss after tax of £3.4 million (2006: £9.5 million).

Revenues

Most areas of the business performed strongly in the year. The £10.0 million receivable from AstraZeneca related to a major CytoFab™ manufacturing milestone and was fully recognised in the year. A further £2.2 million related to amortisation of the initial up-front receipt of £16.3 million, which is being spread over the expected period to marketing approval. In total, revenues from CytoFab™ were £12.2 million, compared to £0.7 million in the previous year.

Royalties from BSE testing, ViperaTAb™ and other sales contributed £0.7 million, against £0.9 million in the prior year.

Cost of Sales and Gross Profit

Cost of sales for the year was £11.3 million, the same as in the previous year, which included overheads of £1.4 million, incurred during a planned shutdown to complete a major expansion of our facilities in Wales. These were shown as an exceptional cost. Net of these unabsorbed overheads, the cost of sales for the prior year was £9.9 million. On a like-for-like basis, gross profit on manufactured products increased to £7.2 million from £6.3 million. This was driven by a particularly strong increase in CroFab™ volumes, helped by higher sales of Voraxaze™, and was delivered despite the further weakening of the US dollar, which lowers our revenues when translated into Pounds Sterling. Costs associated with CytoFab™ are currently treated as R&D expenditure. Including the revenues from CytoFab™ and other items which have no associated cost of sales, gross profit for the year was £19.8 million, against £6.4 million in the prior year.

Administrative Expenses

Research and development expenditure increased to £14.0 million from £6.7 million as we committed resources to CytoFab™ and undertook further work on Voraxaze™ in support of regulatory filings. The final quarter of the financial year also saw the effects of increased spending from the acquisition of MacroMed in January 2007 and the products in-licensed at the same time. No research and development expenditure has been capitalised.

General and administrative spending also increased to £10.2 million from £9.2 million, reflecting the increasing size of the business and the acquisition of MacroMed. The increase in expenditure was offset by gains on foreign currency positions of £0.7 million and reduced share option costs of £0.5 million.

Finance Income and Costs

Finance income increased to £1.2 million from £0.4 million due to the increased levels of cash and cash equivalents on deposit following receipt of funds from AstraZeneca towards the end of the prior fiscal year, and the fundraising completed in January 2007. Finance costs remain at £0.4 million, comprised of the costs of the remaining balance of convertible loan notes which were issued to finance the acquisition of Enact Pharma plc (“Enact”) in 2003, and charges on finance leases.

Results Before and After Tax

Loss before tax for the year was £3.6 million compared to a loss before tax of £9.6 million in the previous year. A tax credit on research and development expenditure of £0.3 million has been taken, compared to a credit of £0.1 million in the prior year. Loss for the year after tax was £3.4 million compared to £9.5 million in the previous year.

Balance Sheet

Non-current assets increased to £40.6 million from £18.6 million at the end of the prior year, largely as a result of the acquisition of MacroMed in January 2007, together with continued investment in property, plant and equipment. Current assets show a significant increase to £66.6 million from £41.6 million. Cash and cash equivalents were £40.0 million, up from £25.4 million as a result of the fundraising completed earlier in the year, while trade and other receivables increased to £15.1 million from £4.5 million, showing the £10.0 million milestone from AstraZeneca which was received in April 2007.

Total liabilities decreased to £30.8 million from £33.8 million. The release of deferred income to revenues (mostly from the initial payment received from AstraZeneca) has more than offset the increases in finance lease obligations which have financed the equipment purchases.

Share capital and share premium have increased by a total of £50.8 million over the previous year, as a result of the fundraising, acquisition of MacroMed and in-licensing agreements completed in January 2007. Further shares to be issued as a result of the acquisition amount to £1.3 million and are included as a component of total equity, which was £76.5 million at 31 March 2007, up from £26.4 million at the prior year end.

Liquidity and Cash Flow

In addition to Protherics’ main sources of revenue explained above, we have raised further funds from shareholders as investment opportunities have arisen, and in January completed a £38.2 million (gross) fundraising. The proceeds are intended to support the development of OncoGel™, and progress development of the intellectual property in-licensed from Glenveigh and Advancell. We use lease financing to fund capital equipment where appropriate, with total obligations of £3.3 million at 31 March 2007.

The acquisition of Enact in 2003 was accomplished largely by the issue of a £7.2 million convertible loan note which, if unconverted, would be repayable in 2010. Much of this has already been converted into ordinary shares, and £2.1 million remained outstanding at 31 March 2007. Other borrowings remain modest at £0.2 million.

Operating loss for the year was £4.4 million compared to £9.5 million in the prior year. This, along with the recording of the £10.0 million milestone from AstraZeneca in March 2007, which was not received until April 2007, and the reduction in payables due to the recognition of a portion of the up-front £16.3 million, has resulted in a net cash outflow from operating activities of £15.8 million in the year. The previous year showed cash inflow from operating activities of £12.6 million, due to the treatment of the majority of the up-front payment as deferred income.

Cash invested in property, plant and equipment decreased to £1.2 million from £2.0 million in the previous year, while £4.1 million was expended on the in-licensing of intellectual property, largely from Glenveigh and Advancell. The issue of shares produced a net £36.2 million against £8.0 million in the prior year.

Cash and cash equivalents were £40.0 million at the end of the year, up from £25.4 million at the previous year end. We invest our cash resources in deposits with banks with the highest credit ratings, putting security before absolute levels of return.

Currency Effects

CroFab™ and DigiFab™ revenues arise substantially in US dollars, while manufacturing and administrative costs were largely in Sterling and Australian dollars. We continue to manage currency exposures using foreign exchange contracts on a rolling twelve month basis. The difference between the fair value of these contracts at each year end, together with any other exchange gains or losses, is reflected in administrative expenses for the year. Although the foreign exchange contracts therefore lock in expected cash receipts, they do not determine the rate used to translate these revenues in the Income Statement, which depends on the average actual rate over the year. The effective overall translation rate applied to these US dollar revenues in the year was approximately $/£ 1.91 against $/£ 1.77 in the previous year. In the future, following the acquisition of MacroMed, the proportion of expenditure incurred in US dollars is expected to increase, providing a higher level of internal hedging of currency exposures.

Outlook

Looking forward, we expect further milestone payments from AstraZeneca as CytoFab™ progresses in clinical development. Meanwhile, CroFab™ orders remain strong, and DigiFab™ orders from Fougera are expected to recover. Sales of DigiFab™ in Europe are also expected to increase as the anticipated marketing approvals are achieved. Voraxaze™ revenues are expected to increase modestly as we start to distribute it on a compassionate use basis in the US through the cost recovery programme. We plan to launch Voraxaze™ in the US in late 2009, assuming regulatory approval, and are preparing to regain the marketing rights to CroFab™ and DigiFab™ in the US from Fougera in late 2010. We continue to explore ways to leverage these opportunities to sell our own products in the US and Europe in the future.

We expect to deliver key newsflow on all our development programmes over the next 12 to 24 months as our pipeline matures, including data from a larger phase 2b study with CytoFab™ in severe sepsis. As the planned R&D programme continues, we anticipate a further increase in expenditures in the coming year. However, we approach the future in the knowledge that the financial resources available to the Company have never been stronger.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 March 2007

		2007		2006
	Notes	£	’000	£	’000
Revenue	2		31,119		17,709
Cost of sales
Cost of sales excluding exceptional closedown costs			(11,334)		(9,930)
Exceptional closedown costs	3		—		(1,362)
Total cost of sales			(11,334)		(11,292)

Gross profit			19,785		6,417
Administrative expenses
Research and development			(13,978)		(6,747)
General & administrative			(10,161)		(9,203)

Total administrative expenses			(24,139)		(15,950)

Operating loss	2		(4,354)		(9,533)

Finance income			1,155		401
Finance costs			(417)		(431)

Loss before tax			(3,616)		(9,563)
Tax	4		259		75

Loss for the year			(3,357)		(9,488)

			Pence		Pence
Basic and diluted loss per share	5		(1.2)		(3.8)

The results relate to continuing operations.

STATEMENTS OF RECOGNISED INCOME & EXPENSE

for the year ended 31 March 2007

	Group
	2007	2006
	£’000	£’000
Exchange differences on translation of foreign operations	749	(158)

Net income / (expense) recognised directly in equity	749	(158)
Loss for the year	(3,357)	(9,488)

Total recognised loss since last financial statements	(2,608)	(9,646)

All recognised income and expense is attributable to equity shareholders.

CONSOLIDATED BALANCE SHEET

at 31 March 2007

		2007	2006
	Notes	£’000	£’000
Non-current assets
Goodwill		10,878	9,199
Intangible assets		19,652	1,060
Property, plant and equipment		9,987	8,109
Deferred tax asset		99	206

		40,616	18,574

Current assets
Inventories		10,707	10,887
Financial assets		114	—
Tax receivables		773	717
Trade and other receivables		15,066	4,520
Cash and cash equivalents	6	39,989	25,438

		66,649	41,562

Total assets		107,265	60,136

Current liabilities
Trade and other payables		14,037	15,722
Current tax liabilities		273	278
Financial liabilities
Obligations under finance leases		1,048	623
Bank overdrafts and loans		46	37
Derivative instruments		—	136

		15,404	16,796

Non-current liabilities
Trade and other payables		10,844	13,081
Financial liabilities
Borrowings		157	222
Convertible loan notes		2,100	2,469
Obligations under finance leases		2,289	1,216

		15,390	16,988

Total liabilities		30,794	33,784

Net assets		76,471	26,352

Shareholders’ equity
Share capital		6,783	5,186
Share premium account		135,951	86,770
Shares to be issued		1,289	—
Merger reserve		51,163	51,163
Equity reserve		220	263
Cumulative translation reserve		558	(191)
Retained earnings		(119,493)	(116,839)

Total equity		76,471	26,352

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Shares to be issued	Merger reserve	Equity reserve	Cumulative translation reserve	Retained earnings	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 April 2005	4,844	77,881	—	51,163	378	(33)	(107,662)	26,571
Currency translation adjustments	—	—	—	—	—	(158)	—	(158)

Net expense recognised directly in equity	—	—	—	—	—	(158)	—	(158)
Loss for the year	—	—	—	—	—	—	(9,488)	(9,488)

Total recognised loss for the year	—	—	—	—	—	(158)	(9,488)	(9,646)

New share capital subscribed	249	7,800	—	—	—	—	—	8,049
Conversion of convertible loan notes	93	1,089	—	—	(115)	—	—	1,067
Employee share option scheme:
value of services provided	—	—	—	—	—	—	311	311

Balance at 31 March 2006	5,186	86,770	—	51,163	263	(191)	(116,839)	26,352
Currency translation adjustments	—	—	—	—	—	749	—	749

Net expense recognised directly in equity	—	—	—	—	—	749	—	749
Loss for the year	—	—	—	—	—	—	(3,357)	(3,357)

Total recognised profit / (loss) for the year	—	—	—	—	—	749	(3,357)	(2,608)

New share capital subscribed	1,560	48,499	—	—	—	—	—	50,059
Shares to be issued	—	—	1,289	—	—	—	—	1,289
New loan notes issued	—	—	—	—	186	—	—	186
Conversion of convertible loan notes	37	682	—	—	(229)	—	—	490
Employee share option scheme:
value of services provided	—	—	—	—	—	—	703	703

Balance at 31 March 2007	6,783	135,951	1,289	51,163	220	558	(119,493)	76,471

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 March 2007

		2007	2006
	Notes	£’000	£’000
Cash flows from operating activities
Cash (outflow) / inflow from operations		(16,051)	12,609
Income tax paid		—	(50)
Income tax received		293	5

Net cash (outflow) / inflow from operating activities		(15,758)	12,564

Investing activities
Interest received		1,155	401
Proceeds on disposal of property, plant and equipment		2	52
Purchases of property, plant and equipment		(1,242)	(1,989)
Purchases of other intangible non-current assets		(4,092)	—
Acquisition of subsidiary, net of cash acquired		(374)	—
Capital grants received		—	250

Net cash used in investing activities		(4,551)	(1,286)

Financing activities
Interest paid		(170)	(257)
Interest paid on finance leases		(213)	(133)
Repayment of borrowings		(36)	(171)
Repayments of finance leases		(837)	(582)
Proceeds from issue of loan note		30	—
Proceeds from issue of shares		36,162	8,049

Net cash inflow from financing activities		34,936	6,906

Net increase in cash and cash equivalents		14,627	18,184
Cash and cash equivalents at the beginning of year		25,438	7,242
Effect of foreign exchange rate changes		(76)	12

Cash and cash equivalents at the end of year	6	39,989	25,438

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

for the year ended 31 March 2007

Reconciliation of loss for the year to net cash flow from operating activities:

	2007	2006
	£’000	£’000
Loss for the year	(3,357)	(9,488)
Tax	(259)	(75)
Finance costs	417	431
Finance income	(1,155)	(401)

Operating loss	(4,354)	(9,533)
Adjustments for:
Change in fair value of derivatives	(250)	531
Deferred grant income	(111)	(78)
Share-based payment costs	703	311
Depreciation of property, plant and equipment	1,373	1,391
Amortisation of intangible fixed assets	135	114
Loss on disposal of property, plant and equipment	634	108

Operating cash flows before movements in working capital	(1,870)	(7,156)
Decrease in inventories	131	1,903
(Increase) in receivables	(10,575)	(1,135)
(Decrease) / increase in payables	(3,737)	18,997

Net cash (outflow) / inflow from operating activities	(16,051)	12,609

1.	Notes to the preliminary results

Following European regulation issued in 2002, the Company now presents its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and which have been prepared using accounting policies consistent with those in the Company’s last published financial statements for the year ended 31 March 2006.

The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 March 2007 or 2006 but is derived from those accounts. Statutory accounts for 2006 have been delivered to the registrar of companies, and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, as adopted by the EU, this announcement does not itself contain sufficient information to comply with IFRS as adopted by the EU. The Company expects to publish its full IFRS, as adopted by the EU, financial statements for the year ended 31 March 2007 on 15 June 2007.

2.	Segment information

For management purposes, the Group is organised into two operating segments: the sale, manufacture and development of pharmaceutical products and the out-license of technology. These divisions are the basis on which the Group reports its primary segment information.

The revenue and costs of each segment are clearly identifiable and allocated to each segment accordingly. There are no inter-segmental revenues. The exceptional item shown within cost of sales for the prior year is included within the sale, manufacture and development of pharmaceutical products operating segment.

Business segments

	2007			2006
	Sale manufacture and development of pharmaceutical products	Outlicensed product royalties	Group	Sale manufacture and development of pharmaceutical products	Outlicensed product royalties	Group
	£’000	£’000	£’000	£’000	£’000	£’000
Continuing operations
Revenue	30,842	277	31,119	17,269	440	17,709

Segment result	(4,621)	267	(4,354)	(9,961)	428	(9,533)
Finance income			1,155			401
Finance costs			(417)			(431)

Loss before tax			(3,616)			(9,563)
Tax			259			75

Loss for the year attributable to equity shareholders			(3,357)			(9,488)

3.	Cost of sales

During the year ended 31 March 2006, the Group completed a major upgrade and expansion of its manufacturing facility in Wales. During this phase of the work, the facility was shutdown for a substantial part of the year incurring £1,362,000 of expenditure which, under normal circumstances would have been absorbed into stock manufactured during the year. These costs had no effect on the tax credit for the period.

4.	Taxation

An analysis of credit for the year, all relating to continuing operations, is set out below:

	2007	2006
	£’000	£’000
Current tax
UK Corporation tax credit for the current year	353	325
Adjustment in respect of prior years
UK Corporation tax	7	—

	360	325
Foreign tax	3	(3)

Total current taxation	363	322
Deferred taxation
Reduction in estimate of recoverable deferred tax asset	—	(247)
Utilisation of losses	(104)	—

	259	75

Corporation tax in the UK is calculated at 30% (2006: 30%) of the estimated assessable profit for the year. Taxes for other jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

The UK tax credits arising in the current and prior years were as a result of research and development expenditure claimed under the Finance Act 2000.

5.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. For diluted loss per share, the weighted average number of ordinary shares in issue would be adjusted to assume conversion of all dilutive potential ordinary shares. The company would have three categories of dilutive potential ordinary shares: share options, warrants and the 6% unsecured convertible loan notes.

The Company has been loss making in both the current and prior year and as such, should the Company be called upon to issue shares, the effect would be anti-dilutive.

The calculation of the basic and diluted loss per share is based on the loss of £3,357,000 (2006: £9,488,000) and on 285,365,704 ordinary shares (2006: 246,854,698) being the weighted average number of ordinary shares in issue. The weighted average number of shares in issue for the year ended 31 March 2006 has been adjusted for the cash placing and open offer during the current year. This had no effect on the loss per share previously reported.

6.	Cash & cash equivalents

	2007	2006
	£’000	£’000
Cash at bank and in hand	1,216	934
Short term bank deposits	38,773	24,504

	39,989	25,438
Bank overdrafts	—	—

	39,989	25,438

7.	Other

Copies of this announcement are available from the Company Secretary and the Company’s registered office, The Heath Business & Technical Park, Runcorn, Cheshire WA7 4QX.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 5 June 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director